SEC File No. 333-179537

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

OPTIMUMBANK HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Florida	6022	55-0865043

(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2477 East Commercial Blvd., Fort Lauderdale, FL 33308

(954) 776-2332

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Richard L. Browdy

OptimumBank Holdings, Inc.

2477 East Commercial Blvd., Fort Lauderdale, FL 33308

(954) 776-2332

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies to:

Alfred G. Smith

Shutts & Bowen LLP

1500 Miami Center, 201 South Biscayne Boulevard

Miami, FL 33131

(305) 379-9147

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)

Common Stock, $.01 per share	13,496,000 shares	$8,907,360	$	-

(1)	All 13,496,000 shares of Common Stock registered pursuant to this registration statement are to be offered by the selling shareholders. These shares consist of 9,361,000 shares included in the Company’s original filing of this registration statement on Form S-3, and 4,135,000 additional shares.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act on the basis of the average of the high and low prices per share of our common stock, as reported on the NASDAQ Capital Market, on June 4, 2012.

(3)	A registration fee in the amount of $1,782 was previously paid on February 15. 2012, upon filing of the original filing of this registration statement on Form S-3. This amount has been credited against the amount of the filing fee.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 6, 2012

PRELIMINARY PROSPECTUS

13,496,000 Shares

OPTIMUMBANK HOLDINGS, INC.

Common Stock

This prospectus relates to the resale of an aggregate of up to 13,496,000 shares of our common stock, representing approximately 50.2% of our total outstanding shares, all of which shares were issued to the selling shareholders between October 2011 and April 2012 as part of a private equity financing (the “Private Offering”). These shares include 7,475,500 shares held by directors, officers and significant shareholders of the Company. We are required to file this registration statement, of which this prospectus is a part, under the terms of a registration rights agreement with each of the selling shareholders. Under this agreement, we agreed to register for resale the shares of common stock issued by the Company to investors in the Private Offering. The common stock may be sold by or on behalf of such selling shareholders named in this prospectus or in supplements to this prospectus.

We will not receive any proceeds from the sale of the shares of common stock by the selling shareholders.

Our common stock is traded on the NASDAQ Capital Market under the symbol “OPHC.” The last reported sale price of our common stock on the NASDAQ Capital Market on June 5, 2012 was $0.68 per share.

These shares of common stock are not savings accounts, deposits, or other obligations of our bank subsidiary and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Investing in our common stock involves a high degree of risk. See “Risk Factors” on page 5 for a discussion of information that should be considered in connection with an investment in our common stock.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is         , 2012

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including information included or incorporated by reference, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions that are not historical facts, and other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “should,” “projects,” “seeks,” “estimates” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. In addition to the factors set forth in this prospectus, including the sections titled “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” from our 2011 Annual Report on Form 10-K and the other documents incorporated by reference in this prospectus, the following factors, among others, could cause actual results to differ materially from the anticipated results:

•          our inability to comply with the consent order with the Federal Deposit Insurance Corporation (“FDIC”) and the Florida Office of Financial Regulation (“OFR”) (the “Consent Order”), under which we are currently operating, could lead to further regulatory sanctions or orders, which could further restrict our operations and negatively affect our results of operations and financial condition;

•          local and national economic conditions could be less favorable than expected or could have a more direct and pronounced effect on us than expected and adversely affect our results of operations and financial condition;

•          the local housing/real estate market could continue to decline for a longer period than we anticipate;

•          the risks presented by a continued weak economy, which could continue to adversely affect credit quality, collateral values, including real estate collateral and OREO properties, investment values, liquidity and loan originations, reserves for loan losses and charge offs of loans and loan portfolio delinquency rates and may be exacerbated by our concentration of operations in South Florida;

•          we may be compelled to seek additional capital in the future to augment capital levels or ratios or improve liquidity, but capital or liquidity may not be available when needed or on acceptable terms;

•          interest rate changes could significantly reduce net interest income and negatively affect funding sources;

•          competition among financial institutions could increase significantly;

•          competition or changes in interest rates could negatively affect net interest margin, as could other factors discussed from time to time in the Company’s Securities and Exchange Commission (“SEC”) reports;

•          the reputation of the financial services industry could further deteriorate, which could adversely affect our ability to access markets for funding and to acquire and retain customers; and

•          existing regulatory requirements, changes in regulatory requirements and legislation and our inability to meet those requirements, including capital requirements and increases in our deposit insurance premium, could adversely affect the businesses in which we are engaged, our results of operations and financial condition.

Please take into account that forward-looking statements speak only as of the date of this prospectus or, in the case of any documents incorporated by reference in this prospectus, the date of such document. We do not undertake any obligation to publicly correct or update any forward-looking statement whether as a result of new information, future events or otherwise, except to the extent required by law.

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, or seeking offers to buy, shares of common stock in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus and in the documents incorporated by reference is accurate only as of their respective dates, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations, prospects and risks may have changed since those dates.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy, at prescribed rates, any documents we have filed with the SEC at its Public Reference Room located at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We also file these documents with the SEC electronically. You can access the electronic versions of these filings on the SEC’s Internet website found at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s Public Reference Room in Washington, D.C., as well as through the SEC’s Internet website.

Our website is located at www.optimumbank.com. The information contained on our website does not constitute part of this prospectus. Through our website, we make available free of charge our Annual Reports on Form 10-K, our proxy statements, our Quarterly Reports on Form 10-Q, our current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These reports are available as soon as reasonably practicable after we electronically file those materials with the SEC. We also post on our website the charters of our Audit and Compensation Committees, our Corporate Governance Guidelines, our Whistleblower Policy, our Chief Executive Officer and Senior Financial Officer Code of Ethics, and any amendments or waivers thereto, and any other corporate governance materials contemplated by SEC or NASDAQ regulations. The documents are also available in print by contacting our president at our executive offices.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC’s rules allow us to incorporate by reference into this prospectus certain information that we have filed with the SEC. This means that we can disclose important information to you by referring you to another document without restating that information in this document.

We incorporate by reference the following documents and other information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not “filed” in accordance with SEC rules):

•  our Annual Report on Form 10-K for the year ended December 31, 2011, filed on March 30, 2012;

•  our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, filed on May 11, 2012;

•  our definitive proxy statement on Schedule 14A filed on April 6, 2012; and

•  our Current Reports on Form 8-K filed on January 3, 2012, January 6, 2012, January 19, 2012, January 30, 2012, March 12, 2012, March 29, 2012, April 16, 2012, May 1, 2012, May 11, 2012, and May 16, 2012.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all of the reports or documents referred to above that have been or may be incorporated by reference into this prospectus, excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You may request a copy of these filings, at no cost, by contacting Richard L. Browdy, President, at our executive offices located at 2477 East Commercial Blvd., Fort Lauderdale, FL 33308, or by telephone at (954) 776-2332.

THE COMPANY

OptimumBank Holdings, Inc. (the “Company”) is a Florida corporation formed in 2004 for the purpose of acting as a bank holding company for OptimumBank (the “Bank”). The Bank is a Florida chartered bank established in 2000, with deposits insured by the Federal Deposit Insurance Corporation. The Bank is headquartered and has its corporate office in Fort Lauderdale, Florida, and operates three full service branch offices located in Broward County, Florida.

At December 31, 2011, the Company had total assets of $154.5 million, net loans of $89.2 million, and stockholder’s equity of $6.8 million. At March 31, 2012, the Company had total assets of $152.9 million, net loans of $88.3 million, and stockholder’s equity of $8.2 million. During the fourth quarter of 2011, the Company received net proceeds of $8.6 million from the sale of shares of its common stock. During the first quarter of 2012, the Company received an additional $1.6 million in net proceeds from the sale of additional shares of its common stock. See “Background of the Private Offering” below.

The Company is a reporting company under the Securities Exchange Act of 1934, and files periodic reports with the Securities and Exchange Commission. The Company’s common stock currently trades on the NASDAQ Capital Market under the symbol “OPHC.”

Corporation Information

The address of our principal executive offices is 2477 East Commercial Blvd., Fort Lauderdale, FL 33308 and our telephone number is (954) 776-2332. Our website is located at www.optimumbank.com. The information contained on our website does not constitute part of this prospectus.

RISK FACTORS

You should carefully consider the following risk factors together with the other information contained in this prospectus before you decide to invest in our common stock. If any of the events or risks described below actually occurs, the Company’s business, financial condition and operating results could be materially and adversely affected. This could cause the value of your shares of common stock to decline and you could lose part or all of your investment.

Risks Relating to Our Business

OptimumBank is subject to a Consent Order issued by the FDIC and the OFR that contains significant operating restrictions and increases its minimum capital requirements.

In April 2010, OptimumBank agreed to the issuance by the FDIC and the OFR of a Consent Order, pursuant to which the Bank is required to implement a number of corrective measures intended to improve the Bank’s condition. These requirements include significant operating restrictions that may limit the ability of the Bank to respond to changing economic conditions and may adversely affect the Bank’s ability to compete in its local market. Among these operating restrictions are restrictions on asset growth, material changes in asset or liability composition, employment of senior executive officers, and payment of dividends.

The Consent Order also requires the Bank to attain and maintain a Tier I leverage ratio of 8% and a total risk-based capital ratio of 12%, which are higher than the regulatory minimum capital ratios. As of March 31, 2012, the Bank exceeded the capital requirements under the Consent Order by approximately $1.4 million. However, the Company expects to incur operating losses in the future and such losses are likely to cause the Company to fall below the capital requirements of the Consent Order unless the Company raises additional capital. The failure of the Company to comply with the capital requirements under the Consent Order could result in further sanctions or orders that could further restrict our operations and negatively affect our results of operations and financial condition

Our high level of non-performing assets will continue to adversely affect our results of operation and financial condition and will take significant time to resolve.

On March 31, 2012, our non-performing loans were $27.4 million, or 30.4% of our total loan portfolio, and our non-performing assets (which include non-performing loans and foreclosed real estate assets) were $35.0 million, or 22.9% of total assets. Until we are able to reduce our non-performing assets to a lower percentage of our total assets, either through improved economic and real estate market conditions in Florida, or through other means, we expect to continue to incur losses relating to our high level of non-performing assets.

Our non-performing assets adversely affect our net income in various ways. We do not record interest income on non-accrual loans or real estate owned. However, we do incur the costs of funding these non-accrual loans and other real estate owned. We must also maintain a reserve for probable losses, which is established through a current period charge to the provision for loan losses as well as the periodic write down of the value of properties in our other real estate owned portfolio to reflect reduced market values. Additionally, there are significant legal fees and management time associated with the resolution of problem assets. Given the increased levels of mortgage foreclosures in our market areas, the foreclosure process is now taking longer than it has in the past. These delays have increased the cost of foreclosures and the time needed to take title to the underlying property. Further, we incur carrying costs such as taxes, insurance and maintenance related to our other real estate owned. Finally, if our estimate for the recorded allowance for loan losses proves to be incorrect and our allowance is inadequate, we will have to increase the allowance accordingly.

Non-accrual loans and real estate owned also increase our risk profile, and increases in the level of non-performing assets impact our regulators’ view of appropriate capital levels, which was the major contributing factor to the imposition by the FDIC and the OFR of the Consent Order. Our regulators will likely require us to maintain enhanced capital levels until, at a minimum, our levels of non-performing assets are substantially reduced.

Our loan portfolio is heavily concentrated in mortgage loans secured by commercial and residential properties in the distressed markets of South Florida, as well as the State of Florida.

Our interest-earning assets are heavily concentrated in commercial and residential mortgage loans secured by properties located in Florida, primarily in Palm Beach, Miami-Dade and Broward Counties, Florida. At March 31, 2012, our total loan portfolio included $84.7 million of loans concentrated in Florida, which represented approximately 96.1% of our total loan portfolio.

The concentration of our loans in South Florida, as well as the State of Florida, subjects us to risk that a continued weakness in the area economy, such as the one the area is currently experiencing, could result in further increases in delinquencies and foreclosures, which would more greatly affect us than if our lending were more geographically diversified. We expect that our earnings and financial condition will continue to be unfavorably impacted if market conditions do not improve or deteriorate further in the South Florida, as well as the State of Florida.

Our loan portfolio includes a substantial amount of commercial real estate and land loans that have higher risks.

We have significant exposure to commercial real estate and land loans. These types of loans generally involve higher credit risk than single or multi-family residential lending. Such loans generally involve larger loan balances to a single borrower or related borrowers.

At March 31, 2012, we had $41.0 million in commercial real estate loans, or 45.5% of our total loans, and $11.4 million in land loans, or 12.6% of our total loans. At March 31, 2012, $15.4 million, or 37.6% of our commercial real estate loans and $6.9 million or 60.3% of our land loans were non-performing.

Commercial real estate loans and land loans can be affected to a greater extent than residential loans by adverse conditions in real estate markets or the economy because the borrowers’ ability to repay their loans depends on successful operation or development of their properties, as well as the factors affecting residential real estate borrowers. These loans also involve greater risk because they generally are not fully amortizing over the loan period and have a balloon payment due at maturity. A borrower’s ability to make a balloon payment typically will depend on the borrower’s ability to either refinance the loan or sell the underlying property in a timely manner.

Because commercial real estate and land loans are more susceptible to a risk of loss during a downturn in the business cycle, we are subject to greater risk that these loans will become non-performing.

An inadequate allowance for loan losses would increase our losses.

Our success depends to a significant extent upon the quality of our assets, particularly loans. In originating loans, there is a substantial likelihood that credit losses will be experienced. The risk of loss will vary with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the quality of the collateral for the loan. Management maintains an allowance for loan losses based on, among other things, anticipated experience, an evaluation of economic conditions, and regular reviews of delinquencies and loan portfolio quality. Based upon such factors, management makes various assumptions and judgments about the ultimate collectability of the loan portfolio and provides an allowance for probable loan losses based upon a percentage of the outstanding balances and for specific loans when their ultimate collectability is considered questionable.

As of March 31, 2012, our allowance for loan losses was approximately $2.0 million, which represented 2.2% of the total amount of our loans, and 7.2% of our non-performing loans as of March 31, 2012. We manage any nonperforming loans in an effort to minimize credit losses and monitor our asset quality to maintain an adequate loan loss allowance. The allowance may not prove sufficient to cover future loan losses. Further, although management uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the assumptions used or adverse developments arise with respect to our nonperforming or performing loans. Accordingly, the allowance for loan losses may not be adequate to cover loan losses or significant increases to the allowance may be required in the future if economic conditions should worsen. Material additions to our allowance for loan losses would result in a decrease of our net income and our capital, among other adverse consequences.

We plan to issue additional shares of common stock in the near term which will result in dilution of our shareholders’ ownership interests.

We currently need additional capital in order to have the funds required to absorb current operating losses, maintain our capital requirements under the Consent Order and implement our business plan.

We have entered into an agreement with Moishe Gubin, the Chairman of our Board of Directors, to sell 6,750,000 shares to Mr. Gubin at a price of $.40 per share, or a total of $2.7 million. The transaction is subject to approval by the Federal Reserve Board and the OFR. The agreement provides that either party may terminate the agreement in the event that the transaction is not closed by June 30, 2012. The Company does not currently expect that the required regulatory approvals will be received prior to June 30, 2012. As a result, the Company and Mr. Gubin intend to enter into an amendment to extend the outside closing date from June 30, 2012 to September 30, 2012.

Assuming that that the transaction with Mr. Gubin is consummated, then the proceeds of $2.7 million are expected to be sufficient to allow the Bank to meet the capital requirements of the Consent Order through the end of 2014. In the event that the transaction with Mr. Gubin is not consummated, the Company would need to raise additional capital from other sources. Additionally, even if the transaction with Mr. Gubin is consummated, the Company expects that it will need to raise additional capital in the future in order to grow our banking operations and to implement our business plan.

The sale of shares under these transactions would dilute the ownership interest of our current shareholders and may dilute the per share book value of our common stock.

We may not be able to raise additional capital.

Our ability to raise additional capital, when and if needed, will depend on conditions in the capital markets, general economic conditions and a number of other factors, including investor perceptions regarding the banking industry, and governmental activities, many of which are outside our control, and on our financial condition and performance. Accordingly, we cannot assure you that we will be able to raise additional capital if needed or on terms acceptable to us. If we fail to meet these capital and other regulatory requirements, our financial condition, liquidity and results of operations would be materially and adversely affected.

The resale of shares by the selling shareholders may result in a change of control or change in management of the Company and the Bank.

The selling shareholders may resell up to 13,496,000 shares, which represent approximately 50.2% of the shares of the common stock currently outstanding. As a result, the purchasers of these shares may have the ability to replace all of the directors of the Company and the Bank and to effect other changes in the management of the Company and the Bank. The Company is unable to predict the number of shares that will be sold by the selling shareholders or whether such changes will occur.

We may incur additional losses if we are unable to successfully manage interest rate risk.

Our profitability depends to a large extent on our net interest income, which is the difference between income on interest-earning assets such as loans and investment securities, and expense on interest-bearing liabilities such as deposits and borrowings. We are unable to predict changes in market interest rates, which are affected by many factors beyond our control, including inflation, recession, unemployment, money supply, domestic and international events and changes in the United States and other financial markets. Our net interest income may be reduced if: (i) more interest-earning assets than interest-bearing liabilities reprice or mature during a time when interest rates are declining or (ii) more interest-bearing liabilities than interest-earning assets reprice or mature during a time when interest rates are rising.

As of March 31, 2012, we had more interest-bearing liabilities than interest-earning assets repricing or maturing over the next three years. As a result, we are subject to the risk that our net interest income will be reduced in a rising interest rate environment.

Changes in the difference between short- and long-term interest rates may also harm our business. For example, short-term deposits may be used to fund longer-term loans. When differences between short-term and long-term interest rates shrink or disappear, as is likely in the current interest rate policy environment, the spread between rates paid on deposits and received on loans could narrow significantly, decreasing our net interest income.

The banking industry is very competitive.

The banking industry is highly competitive and we compete directly with financial institutions that are more established and have significantly greater resources and lending limits. As a result of those greater resources, the larger financial institutions may be able to provide a broader range of products and services to their customers than us and may be able to afford newer and more sophisticated technology than us. We intend to compete based on personalized customer service and products. Our long-term success, however, will be dependent on our ability to compete successfully with other financial institutions in our service areas.

We are subject to extensive governmental regulation.

We are subject to extensive governmental regulation. The Company is a bank holding company that is regulated primarily by the Federal Reserve. The Bank is a commercial bank chartered by the State of Florida that is regulated by the FDIC and the OFR. As a member of the Federal Home Loan Bank (“FHLB”), the Bank must also comply with applicable regulations of the Federal Housing Finance Board and the Federal Home Loan Bank. As a result, we are subject to extensive federal and state regulations which impose significant restrictions and requirements on the operations of bank holding companies and commercial banks. Under the Consent Order and the Written Agreement, we are required to prepare and submit various reports to our regulators. Although these regulations and reporting requirements are generally designed to insure the safety and soundness of the banking system, we incur significant costs in complying with them, which may adversely affect our profitability.

The Dodd–Frank Wall Street Reform and Consumer Protection Act is a federal statute in the United States that was signed into law by President Obama on July 21, 2010. The Act is a product of the financial regulatory reform agenda of the 111th United States Congress and the Obama administration. The Act is categorized into sixteen titles and by one law firm’s count, it requires that regulators create 243 rules, conduct 67 studies, and issue 22 periodic reports. The stated aim of the legislation is to promote the financial stability of the United States by improving accountability and transparency in the financial system, to end “too big to fail”, to protect the American taxpayer by ending bailouts, to protect consumers from abusive financial services practices, and for other purposes. To the extent that the Act impacts all Federal financial regulatory agencies, eliminating one (the Office of Thrift Supervision) and creating two (Financial Stability Oversight Council and the Office of Financial Research) in addition to several consumer protection agencies, including the Bureau of Consumer Financial Protection, this legislation in many ways represents a paradigm shift in the way America’s financial markets will operate in the future. Few provisions of the Act became effective when the bill was signed. Only as the various regulatory agencies write rules that implement various sections of the Act will the full importance and significance of the Act be revealed.

Risks Related to an Investment in our Common Stock

Sales of substantial amounts of our common stock in the open market by our shareholders could depress our stock price.

In the period from October 2011 through April 2012, we sold 25,726,750 shares of our common stock in the Private Offering. These shares were subject to resale restrictions under the Securities Act because they were restricted securities. Approximately 16,049,250 of these shares were held by non-affiliates of the Company and are now eligible for resale into the public market under Rule 144.

Once the registration statement of which this prospectus forms a part becomes effective, an additional 9,677,500 shares could also be resold into the public market by the selling shareholders.

If a substantial amount of these shares are resold in the public market, the market price of our common stock is likely to decrease. These sales might also make it more difficult for us to sell equity or equity-related securities at a time and price that we otherwise would deem appropriate.

Limited trading activity for shares of our common stock may contribute to price volatility and difficulty selling shares.

While our common stock is listed and traded on The NASDAQ Capital Market, until recently there was limited trading activity in our common stock. The average daily trading volume of our common stock over the twelve months ending March 31, 2012, was approximately 13,366 shares. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, and our shareholders may not be able to sell their shares at the volumes, prices, or times that they desire, or at all. Further, due to the limited trading activity of our common stock, relativity small trades may have a significant impact on the price of our common stock.

The market price of our common stock has recently been highly volatile.

There has been significant volatility in the market price of our common stock since March 2012. During this period, the closing price of our common stock has ranged from a low of $0.59 per share to as high as $3.90 per share. On June 5, 2012, the closing price for a share of our common stock was $0.68 per share. The Company was not aware of any material corporate developments which could have accounted for the recent unusual trading activity in the Company’s shares. As noted above, there has historically been a low average daily trading volume of our common stock. To the extent this trading pattern continues, the price of our common stock may fluctuate significantly as a result of relatively minor changes in demand for our shares and sales of our stock by shareholders.

Your shares of common stock will not be an insured deposit.

The shares of our common stock are not a bank deposit and will not be insured or guaranteed by the FDIC or any other government agency. Your investment will be subject to investment risk, and you must be capable of affording the loss of your entire investment.

We are subject to extensive reporting requirements.

As a public company traded on The NASDAQ Capital Market, we are required to comply with various corporate governance and financial reporting requirements under the Sarbanes-Oxley Act of 2002, as well as rules and regulations adopted by the SEC, the Public Company Accounting Oversight Board and NASDAQ. We expect to continue to spend significant amounts of time and money in complying with these rules and reporting requirements. Our failure to track and comply with the various rules and reporting requirements may materially adversely affect our reputation and ability to obtain the necessary certifications to financial statements, may lead to additional regulatory enforcement actions, and could adversely affect the value of our common stock.

We may not be able to maintain our listing on NASDAQ.

We are a reporting company whose shares are traded on The NASDAQ Capital Market. In January 2012, we received a letter from NASDAQ indicating that we were not in compliance with the NASDAQ listing rule requiring a majority of the Company’s directors to be independent. Currently, the Company has only three independent directors on its six member board. We must achieve compliance with this rule by June 29, 2012. If we do not regain compliance by the stated deadline, NASDAQ will provide notice that our common stock will be subject to delisting. At that time, we may appeal the delisting determination.

We have no plans to pay future cash dividends.

Our ability to pay dividends on our common stock is primarily dependent on the payment of dividends from the Bank to the Company. We expect that the Bank will retain its earnings in order to increase its capital. Furthermore, the Bank’s ability to pay dividends is restricted under the Consent Order and banking laws. The Company’s ability to pay dividends on our common stock is also restricted under the Written Agreement with the Federal Reserve Bank of Atlanta. As a result, we have no plans to pay future cash dividends on our common stock.

Because we have no plans to pay future cash dividends, holders of our common stock will experience a gain on their investment only in the case of an appreciation of value of our common stock. You should neither expect to receive dividend income from investing in our common stock nor an appreciation in value.

BACKGROUND OF THE PRIVATE OFFERING

The significant downturn in economic activity and declining real estate values that commenced in late 2008 had a direct and adverse effect on our financial condition and results of operations, including substantial reductions in our capital level. The impact included an elevated level of non-performing assets and charge-offs and associated increases in the provision for loan losses, leading to a decrease in total stockholders’ equity from $22.8 million at December 31, 2008 to $(1.7) million at September 30, 2011.

On April 16, 2010, the Bank agreed to the issuance of the Consent Order by the FDIC and the OFR, which required the Bank to take certain measures to improve its safety and soundness.

Under the Consent Order, the Bank was required to take certain measures to improve its capital position, reduce its level of problem assets, reduce its loan concentrations in certain portfolios, improve management practices and board supervision and assure that its reserve for loan losses is maintained at an appropriate level. Among the corrective actions required were the maintenance of a Tier 1 leverage ratio of at least 8% and a total risk-based capital ratio of 12% beginning 90 days from the issuance of the Consent Order.

In addition to the Consent Order, on June 22, 2010, the Company entered into the Written Agreement with the Federal Reserve Bank of Atlanta, which required the Company to take certain measures to ensure the Bank complied with the Consent Order. Under the Written Agreement, the Company was subject to restrictions on paying interest on debt, or paying dividends or distributions on stock, including its common stock, as well as incurring additional debt or redeeming stock.

To meet and maintain the capital requirements of the Consent Order, in October 2010, the Bank estimated that it needed a minimum of approximately $10 million of additional equity capital. The economic environment in the Company’s market areas and the duration of the downturn in the real estate market continued to have a significant impact on the implementation of the Bank’s business plan. Failure to increase capital levels in compliance with the requirements of the Consent Order and the Written Agreement could have resulted in further enforcement actions by our regulators, including placing the Bank into conservatorship or receivership, and could have affected the Company’s ability to continue as a going concern.

During the second half of 2010 and most of 2011, the Company attempted to raise capital through the sale of its common stock on a private placement basis. During the summer of 2011, the Company undertook an offering of 37,500,000 shares at a price of $.40 per share (the “Private Offering”). The shares were offered on behalf of the Company by its officers and directors, none of whom received any compensation in connection with the offering of the shares.

The Company sold a total of 25,726,750 shares in the Private Offering, and received net proceeds of $10.3 million. The shares were sold in four closings. At the first closing, which occurred on October 27, 2011, the Company sold 21,002,250 shares to 36 accredited investors and four employees of the Company who were not accredited investors. At the second closing, which occurred on December 29, 2011, the Company sold 589,500 shares to 10 accredited investors. At the third closing, which occurred on March 30, 2012, the Company sold 4,072,500 shares to 19 accredited investors, including five shareholders who had previously purchased shares in the Private Offering, and 14 investors who had received an offering memorandum for the Private Offering prior to the initial closing in October 2011, but who had not previously invested. At the fourth closing, on April 2, 2012, the Company sold 62,500 shares to one shareholder who previously purchased shares in the Private Offering in 2011.

Substantially all the proceeds from the Private Offering were invested in the Bank. As a result of the Private Offering, the Bank’s Tier 1 leverage ratio and total risk based capital ratios as of March 31, 2012, were 9.16% and 13.20%, respectively. These ratios exceeded the corresponding 8% and 12% capital ratios required under the terms of the Consent Order issued by the FDIC and the OFR.

On October 25, 2011, the Company entered into a stock purchase agreement with Moishe Gubin, the Chairman of the Board of the Company. Under this agreement, Mr. Gubin agreed to purchase, subject to certain conditions, 6,750,000 newly issued shares of common stock of the Company for a price of $0.40 per share. If this transaction is consummated, the Company will receive gross proceeds of $2.7 million. These shares are in addition to 1,800,000 shares purchased by Mr. Gubin, and 250,000 shares purchased by Mr. Gubin’s father-in- law, Mark Orenstein, in the Private Offering.

If the transaction with Mr. Gubin is consummated, Mr. Gubin, and his father-in-law, Mark Orenstein, would own 8,800,000 shares, or approximately 26.2% of the Company’s outstanding common stock.

The transaction is subject to approval by the Federal Reserve Board and the OFR. The agreement provides that either party may terminate the agreement in the event that the transaction is not closed by June 30, 2012. The Company does not currently expect that the required regulatory approvals will be received prior to June 30, 2012. As a result, the Company and Mr. Gubin intend to enter into an amendment to extend the outside closing date from June 30, 2012 to September 30, 2012.

If the transaction with Mr. Gubin is consummated, it is anticipated that not less than $2,200,000 of the proceeds would be invested in the Bank. With this additional capital, the Company expects that the Bank’s Tier 1 leverage and total risk based capital ratios will exceed the minimum ratios required by the Consent Order through the end of 2014. There can be no assurance, however, that the sale to Mr. Gubin will be consummated, or that the capital received in the sale will be sufficient to meet the Bank’s capital requirements under the Consent Order at the time of the consummation of the sale.

USE OF PROCEEDS

This prospectus relates to 13,496,000 shares of our common stock which may be sold from time to time by the selling shareholders. We will not receive any part of the proceeds from the sale of common stock by the selling shareholders.

DETERMINATION OF OFFERING PRICE

This offering is being made solely to allow the selling shareholders to offer and sell shares of our common stock to the public. The selling shareholders may offer for resale some or all of their shares at the time and price that they choose. On any given day, the price per share is likely to be based on the bid price for our common stock, as quoted on the NASDAQ Capital Market on the date of sale, unless shares are sold in private transactions. Consequently, we cannot currently make a determination of the price at which shares offered for resale pursuant to this prospectus may be sold.

SELLING SHAREHOLDERS

The selling shareholders identified below, or their respective pledgees, donees, assignees, transferees or their successors in interest, are selling all of the common shares being offered under this prospectus.

The selling shareholders acquire their shares in the Private Offering. In connection with the Private Offering, we entered into a Registration Rights Agreement with each selling shareholder (the “Registration Rights Agreement”). Under the Registration Rights Agreement, the Company is required to use its reasonable best efforts to promptly file with, and cause to be declared effective by, the SEC, not later than 30 days after the date thereof, a shelf registration statement providing for the resale by the investors of the shares of common stock of the Company issued by the Company in of the Private Offering.

We are registering, on behalf of the selling shareholders, 13,496,000 shares of our common stock, of which 7,475,500 are held by directors, officers and significant shareholders of the Company. The following table sets forth, as of June 5, 2012, the name of each of the selling shareholders, the number of shares of common stock owned by each selling shareholder that may be offered for sale from time to time pursuant to this prospectus and the number of shares of common stock to be held by each selling shareholder assuming the sale of all the common stock being registered hereby.

Some of the selling shareholders may distribute their shares, from time to time, to their limited and/or general partners and members, who may sell shares pursuant to this prospectus. Each selling shareholder may also transfer shares owned by it, and upon any such transfer the transferee may have the same right of sale as the selling shareholder. None of the selling shareholders has had a material relationship with us within the past three years other than as a result of the ownership of our common stock, except as set forth below or under the heading “Certain Relationships and Related Transactions” of our definitive proxy statement on Schedule 14A filed on April 6, 2012 which is incorporated herein by this reference. We may amend or supplement this prospectus from time to time to update the disclosure set forth in this prospectus.

The shares of common stock being registered hereby were acquired from us in transactions which were exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) under Section 4(2) and Rule 506 of Regulation D thereof.

Name of Selling Shareholder	Number of Shares Being Offered		Shares Beneficially Owned Prior to the Offering(1)			Shares Beneficially Owned After the Offering(1)(2)

Officers and Directors of the Company and the Bank			Number		%	Number		%
Sam Borek, Vice Chairman of the Board	2,000,000		2,051,148	(3)	7.63	51,148	(3)	*
Moishe Gubin, Chairman of the Board (4)	2,050,000		2,050,888		7.63	888		*
Seth Gillman, Director	1,250,000		1,250,839		4.66	839		*
Wendy Mitchler, Director	125,000	(5)	133,035	(3)	*	8,035	(3)	*
Thomas A. Procelli, Chief Operating Officer, Executive Vice President and Director of OptimumBank	25,000		34,061	(3)	*	9,061	(3)	*
Cheryl Folino, Vice President and Branch Manager of OptimumBank	500		500		*	0		0

Other Selling Shareholders
David Gross	2,000,000		2,000,000		7.45	0		0
Mair Cohen	25,000		1,525,000		5.68	1,500,000		5.59
Michael Elkes	1,125,000		1,125,000		4.19	0		0
The Lewis Partnership (6)	750,000		750,000		2.79	0		0

Warberg Opportunistic Trading Fund LP (7)	500,000	500,000	1.86	0	0
Option Opportunities Corp. (8)	500,000	500,000	1.86	0	0
Bruce Leon	62,500	62,500	1.63	0	0
David Meisels (9)	425,000	425,000	1.58	0	0
Gary Johnson and Laure Ann Johnson	250,000	250,000	*	0	0
Martin Loeb	250,000	250,000	*	0	0
Gerald Podolny	250,000	250,000	*	0	0
William Smith	250,000	250,000	*	0	0
Yisroel Lopin	125,000	125,000	*	0	0
Mark T. Orenstein (10)	250,000	250,000	*	0	0
Charles Benain	187,500	187,500	*	0	0
Joseph Brandman	187,500	187,500	*	0	0
M.J. Fil Investments, LLC (11)	125,000	125,000	*	0	0
Joseph Knopf	62,500	62,500	*	0	0
Bernard Chaikin	150,000	150,000	*	0	0
Michael Bedzow and Caryn Bedzow (12)	125,000	156,375	*	31,375	*
DG & AG Ltd Partnership (13)	125,000	125,000	*	0	0
Tomer Bitton	125,000	125,000	*	0	0
Mort Gordon	62,500	62,500	*	0	0
Stanley Chencinski	60,000	60,000	*	0	0

Norman Ginsbarg	50,000	50,000	*	0	0
Joel Gordon Roth (14)	50,000	50,000	*	0	0
Yitzchak Shkop	40,000	40,000	*	0	0
Sherwin Kite Defined Benefit Pension Plan (15)	37,500	37,500	*	0	0
Dr. Charles Brown	25,000	25,000	*	0	0
Scott Vandermeer	17,500	17,500	*	0	0
Howard Zusman (16)	15,000	15,000	*	0	0
Connor Atchley	10,000	10,000	*	0	0
Harry Friedman	10,000	10,000	*	0	0
Lisa Seltzer (17)(18)	3,500	4,001	*	0	0
Yolanda Espi (18)	1,000	1,015	*	0	0
Rosa Arias (18)	1,000	1,084	*	0	0
*	Less than one percent.

(1)        The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. All such information is based on information provided to us by the selling shareholders. Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date of this prospectus through the exercise of any stock option or other right. Unless otherwise indicated below, each person has sole voting and investment power with respect to the shares shown as beneficially owned. Percentage of beneficial ownership is based on 26,858,608 shares of common stock outstanding as of June 5, 2012.

(2)        Assumes that each selling shareholder sells all shares registered under this registration statement. However, to our knowledge, there are no agreements, arrangements or understandings with respect to the sale of any of our common stock, and each selling shareholder may decide not to sell its shares that are registered under this registration statement.

(3)        Includes 4,557 shares of common stock issuable upon exercise of options.

(4)        Includes 250,000 shares held by Mark T. Orenstein, Mr. Gubin’s father-in-law. Mr. Gubin may be deemed to be the beneficial owner of these shares by virtue of a joint filing with the Federal Reserve Board of a notice of change in control with respect to the Company by Mr. Gubin and Mr. Orenstein. Mr. Gubin and the Company have entered into an agreement pursuant to which he has agreed to purchase 2,700,000 shares on or before June 30, 2012, subject to the receipt of regulatory approval and certain other conditions. The Company does not currently expect that the required regulatory approvals will be received prior to June 30, 2012. As a result, the Company and Mr. Gubin intend to enter into an amendment to extend the outside closing date from June 30, 2012 to September 30, 2012. These shares which may be purchased under this agreement are not included in the table.

(5)        Shares are held of record by Millenium Trust Company LLC for benefit of Wendy Mitchler IRA. Ms. Mitchler has the power to vote and dispose of these shares.

(6)          Stephen Lewis, as general partner of The Lewis Partnership, has the power to vote and dispose of the shares listed in the table. The selling shareholder is not affiliated with a broker-dealer and acquired the securities to be resold solely for the account of the selling shareholder, and not for the account of any other person or with a view to any resale or distribution thereof.

(7)        Daniel Warsh and Jonathan Blumberg, as members and managers of Warberg Asset Management LLC, the general partner of Warberg Opportunistic Trading Fund LP, have the power to vote and dispose of the shares listed in the table. Does not include 500,000 shares held of record by Option Opportunities Corp. and 125,000 shares held of record by M. J. Fil Investments, LLC, over which shares Mr. Warsh and Mr. Blumberg also have voting and disposal power. If these 625,000 shares were included, Mr. Warsh and Mr. Blumberg would have voting and investment power over a total of 1,125,000 shares listed in the table, or 4.19% of the outstanding shares, prior to the offering. The selling shareholder is not affiliated with a broker-dealer and acquired the securities to be resold solely for the account of the selling shareholder, and not for the account of any other person or with a view to any resale or distribution thereof.

(8)        David Dury, as the sole stockholder, director and president of Option Opportunities Corp., and Daniel Warsh and Jonathan Blumberg, as authorized representatives of Mr. Dury, have the power to vote and dispose of the shares listed in the table. Does not include 500,000 shares held of record by Warberg Opportunistic Trading Fund LP and 125,000 shares held of record by M.J. Fil Investments, LLC, over which shares Mr. Warsh and Mr. Blumberg also have the voting and disposal power. If these 625,000 shares were included, Mr. Warsh and Mr. Blumberg would have voting and investment power over a total of 1,125,000 shares listed in the table, or 4.19% of the outstanding shares, prior to the offering. The selling shareholder is not affiliated with a broker-dealer and acquired the securities to be resold solely for the account of the selling shareholder, and not for the account of any other person or with a view to any resale or distribution thereof.

(9)        Mark T. Orenstein is the father-in-law of Moishe Gubin, Chairman of the Board of the Company.

(10)      Includes 175,000 shares held of record by DBM Charitable Trust, over which shares David B. Meisels and Joseph Meisels, as Trustees, of DBM Charitable Trust, each have the power to vote and invest. The selling shareholder is not affiliated with a broker-dealer and acquired the securities to be resold solely for the account of the selling shareholder, and not for the account of any other person or with a view to any resale or distribution thereof.

(11)      Daniel Warsh and Jonathan Blumberg, as authorized representatives of M.J. Fil Investments, LLC, have power to vote and dispose of the shares listed in the table. Does not include 500,000 shares held of record by Warberg Opportunistic Trading Fund LP and 500,000 shares held of record by Option Opportunities Corp., LLC, over which shares Mr. Warsh and Mr. Blumberg also have voting and disposal power. If these 1,000,000 shares were included, Mr. Warsh and Mr. Blumberg would have voting and investment power over a total of 1,125,000 shares listed in the table, or 4.19% of the outstanding shares, prior to the offering. The selling shareholder is not affiliated with a broker-dealer and acquired the securities to be resold solely for the account of the selling shareholder, and not for the account of any other person or with a view to any resale or distribution thereof.

(12)      Michael Bedzow and Caryn Bedzow have the shared power to vote and dispose of the shares listed in the table above. Mr. Bedzow was a director of the Company from 2004 to January 2010.

(13)      David Gorenstein, as General Partner, and David Gorenstein and Annette Gorenstein, as Limited Partners of DG & AG Ltd Partnership, have the shared power to vote and dispose of the shares listed in the table. The selling shareholder is not affiliated with a broker-dealer and acquired the securities to be resold solely for the account of the selling shareholder, and not for the account of any other person or with a view to any resale or distribution thereof.

(14)      Shares are held of record by Millenium Trust Company LLC for benefit of Joel Gordon Roth. Mr. Roth has the power to vote and dispose of these shares.

(15)      Sherwin Kite, as the sole Administrator of the Sherwin Kite Defined Benefit Pension Plan, has the power to vote and dispose of the shares listed in the table. The selling shareholder is not affiliated with a broker-dealer and acquired the securities to be resold solely for the account of the selling shareholder, and not for the account of any other person or with a view to any resale or distribution thereof.

(16)      Howard Zusman, formerly served as Senior Vice President, Lending, of OptimumBank from September 2010 through April 13, 2012, and as Chief Lending Officer of OptimumBank from January 2011 through April 13, 2012.

(17)      Includes 501 shares held by Ameriprise Financial for the benefit of Jeff Seltzer IRA. Jeff Seltzer is Lisa’s Seltzer’s husband.

(18)      Non-officer employee of OptimumBank.

PLAN OF DISTRIBUTION

We are registering the shares of common stock to permit the resale of these shares of common stock by the selling shareholders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock as described in the Registration Rights Agreement.

The selling shareholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent's commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions that may involve crosses or block transactions:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling shareholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling shareholders may also sell shares of common stock covered by this prospectus short pursuant to this prospectus and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge shares of common stock to broker-dealers who in turn may sell such shares.

The selling shareholders may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the Registration Rights Agreement, estimated to be $71,782 in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling shareholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act, in accordance with the Registration Rights Agreement, or the selling shareholders will be entitled to contribution. We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholder specifically for use in this prospectus, in accordance with the related Registration Rights Agreement, or we may be entitled to contribution.

Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our Affiliates, as that term is defined in the Securities Act.

DESCRIPTION OF CAPITAL STOCK

We are a Florida corporation. The rights of our stockholders are governed by the Florida Business Corporation Act, or the FBCA, our amended and restated articles of incorporation and our amended and restated bylaws. The following summary of the material terms, rights and preferences of our capital stock is not complete. You should read our amended and restated articles of incorporation, which we refer to as our charter, and our bylaws, for more complete information before you purchase any of our securities. You should read these documents, copies of which are available from us upon request at the address set forth under the caption “Where You Can Find More Information,” in order to more fully understand the terms of our common stock.

Authorized Capitalization

Our authorized capital stock consists of:

•	50,000,000 shares of common stock, par value $.01 per share; and

•	6,000,000 shares of preferred stock, without par value.

Common Stock

As of March 31, 2012, we had 26,487,397 outstanding shares of common stock held by 241 holders of record, which excluded beneficial owners who hold their shares through nominees or in “street” name.

Voting Rights.  Each holder of our common stock is entitled to one vote per share on each matter submitted to a vote of stockholders. Our bylaws provide that the presence of holders of shares representing a majority of the voting power of our outstanding capital stock entitled to vote at a stockholders’ meeting shall constitute a quorum. When a quorum is present, the affirmative vote of a majority of the votes cast is required to take action, unless otherwise specified by law, the NASDAQ listing rules or our articles of incorporation. There are no cumulative voting rights.

Dividends.  Each holder of our common stock is entitled to such dividends as the board of directors may declare from time to time out of funds legally available therefor. Our ability to pay dividends depends upon the receipt of distributions from the Bank because we have no other source of income. The rights of common shareholders to receive dividends are subject to the preferential rights of any preferred stock that we may issue in the future.

Under the Consent Order with the FDIC and OFR, the Bank is required to seek permission prior to payment of cash dividends from the Bank to the Company. Under the Written Agreement with the Federal Reserve Bank of Atlanta, the Company is required to seek permission prior to the payment of cash dividends by the Company.

Preferred Stock

As of March 31, 2012, we had no outstanding shares of preferred stock. Our board of directors is authorized, without further action of the stockholders, to issue from time to time shares of preferred stock in one or more series and with such relative rights, powers, preferences, and limitations as the board of directors may determine at the time of issuance. Such shares may be convertible into common stock and may be senior to the common stock in the payment of dividends, liquidation, voting and other rights, preferences and privileges. The issuance of shares of preferred stock could adversely affect the holders of common stock. For example, the issuance of preferred stock could be used in certain circumstances to render more difficult or discourage a merger, tender offer, proxy contest or removal of incumbent management. Preferred stock may be issued with voting and conversion rights that could adversely affect the voting power and other rights of the holders of common stock.

Anti-Takeover Effects of Certain Provisions of Florida Law

Section 607.0902 of the FBCA prohibits the voting of shares in a publicly-held Florida corporation that are acquired in a “control share acquisition” unless the holders of a majority of the corporation’s voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition or unless the acquisition is approved by the corporation’s Board of Directors. A “control share acquisition” is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within each of the following ranges of voting power: (i) one-fifth or more but less than one-third of all voting power; (ii) one-third or more but less than a majority of all voting power; and (iii) more than a majority of all voting power.

Sections 607.0901 of the FBCA contains an “affiliated transaction” provision that prohibits a publicly-held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an “interested shareholder” unless, among others: (i) the transaction is approved by a majority of disinterested directors before the person becomes an interested shareholder; (ii) the interested shareholder has owned at least 80% of the corporation’s outstanding voting shares for at least five years; or (iii) the transaction is approved by the holders of two-thirds of the corporation’s voting shares other than those owned by the interested shareholder. An interested shareholder is defined as a person who together with affiliates and associates beneficially owns more than 10% of the corporation’s outstanding voting shares.

Authorized but Unissued Shares

The FCBA provides that the authorized but unissued shares of common stock and preferred stock of a Florida corporation are available for future issuance without stockholder approval; however, such issuances by the Company are subject to various limitations imposed by the NASDAQ Capital Market. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Election and Removal of Directors

Our bylaws require a minimum of three directors with the number of directors at any time to be fixed by board resolution. Directors are elected by a plurality of the votes cast at each annual meeting of our stockholders when a quorum is present. The FBCA provides that stockholders may remove directors with or without cause by the affirmative vote of a majority of the votes cast at a meeting of stockholders called for the purpose of removing the director when a quorum is present.

Board Meetings

Our bylaws provide that the chairman of the board, president or the board of directors may call special meetings of the board of directors.

Special Shareholder Meetings

Our bylaws provide that a special meeting may be called by the chairman of the board, the president, or a majority of the board, and must be called by the secretary upon a request in writing of stockholders owning at least ten percent of all our capital stock then issued, outstanding and entitled to vote.

Modification of Rights of Common Shareholders

Under the FCBA, the rights of the holders of common shares authorized in a corporation such as the Company may be modified by a majority vote of shares present at a shareholders’ meeting called for such purpose, except for most business combinations, including mergers, consolidations and sales of substantially all of the assets of a corporation, which must be approved by the vote of the holders of at least a majority of the outstanding shares of common stock and any other affected class of stock of a Florida corporation.

Indemnification of Officers and Directors

Under the FBCA, a corporation may indemnify its directors and officers against liability if the director or officer acted in good faith and with a reasonable belief that his actions were in the best interests of the corporation, or at least not adverse to the corporation’s best interests, and, in a criminal proceeding, if the individual had no reasonable cause to believe that the conduct in question was unlawful. Under the FBCA, a corporation may not indemnify an officer or director against liability in connection with a claim by or in the right of the corporation in which such officer or director was adjudged liable to the corporation or in connection with any other proceeding in which the officer or director was adjudged liable for receiving an improper personal benefit. However, a corporation may indemnify against the reasonable expenses associated with such proceeding. A corporation may not indemnify against breaches of the duty of loyalty. The FBCA provides for mandatory indemnification against all reasonable expenses incurred in the successful defense of any claim made or threatened, regardless of whether such claim was by or in the right of the corporation, unless limited by the corporation’s articles of incorporation. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, regardless of whether the director or officer met the good faith and reasonable belief standards of conduct set out in the statute. Unless otherwise stated in the articles of incorporation, officers of the corporation are also entitled to the benefit of the above statutory provisions.

Consistent with Florida law, our bylaws provide for the indemnification of our directors or officers to the fullest extent permitted by applicable law.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company. Its address is 17 Battery Place New York, New York 10004-1123, and its telephone number is (212) 509-4000.

Listing

Our common stock is listed on the NASDAQ Capital Market under the symbol “OPHC.”

LEGAL MATTERS

Legal matters in connection with this offering, including, without limitation, the validity of the offered securities, are being passed upon for us by Shutts & Bowen LLP, Miami, Florida.

EXPERTS

Our consolidated financial statements appearing in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 have been audited by Hacker, Johnson & Smith P.A., an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

13,496,000 Shares

Common Stock

OPTIMUMBANK HOLDINGS, INC.

PROSPECTUS

                    , 2012

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the estimated fees and expenses payable by us in connection with the distribution of the securities being registered. We will pay all of the costs identified below. We have estimated all amounts except the SEC registration fee.

Amount to be paid

SEC registration fee	$ 1,782
Legal fees and expenses	$50,000
Accounting fees and expenses	$10,000
Miscellaneous expenses	$10,000
Total	$71,782

Item 14. Indemnification of Directors and Officers.

Section 607.0850 of the Florida Business Corporation Act provides for the indemnification of officers, directors, employees, and agents. A corporation shall have power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

The Company’s Bylaws (the “Bylaws”) include an Article which allows the Company to take advantage of such provision of the FBCA. The Bylaws also provide for the indemnification, to the fullest extent permitted by the FBCA, of officers and directors of the Company.

We have agreed to indemnify each of our directors and certain officers against certain liabilities, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 15. Recent Sales of Unregistered Securities.

Between October 2011 and April 2012, the Company sold a total of 25,726,750 shares in the Private Offering at a price of $0.40 per share. The Company received net proceeds of $10.3 million. Approximately $10.0 million of the proceeds from the Private Offering were invested by the Company in the Bank.

The shares were sold in four closings. At the first closing, which occurred on October 27, 2011, the Company sold 21,002,250 shares to 36 accredited investors and four employees of the Company who were not accredited investors. At the second closing, which occurred on December 29, 2011, the Company sold 589,500 shares to 10 accredited investors. At the third closing, which occurred on March 30, 2012, the Company sold 4,072,500 shares to 19 accredited investors, including five shareholders who had previously purchased shares in the Private Offering, and 14 investors who had received an offering memorandum for the Private Offering prior to the initial closing in October 2011, but who had not previously invested. At the fourth closing, on April 2, 2012, the Company sold 62,500 shares to one shareholder who previously purchased shares in the Private Offering in 2011.

The Company relied on the exemptions from registration set forth in Section 4(2) of the Securities Act of 1933 and Rule 506 of Regulation D in connection with the offer and sale of the common stock in the Private Offering.

On March 30, 2012, the Company issued an aggregate of 3,789 shares of the common stock to the Company’s non-employee directors under the Company’s 2011 Equity Incentive Plan and the Company’s Non-Employee Director Compensation Plan. These shares were issued in lieu of director fees for attendance at the board meetings during the first quarter of 2012. The shares were issued at the price of $3.52, the fair market value of the shares on the date of issuance. The Company relied on the exemptions from registration set forth in Section 4(2) of the Securities Act of 1933 in connection with the offer and sale of the common stock to the directors.

On May 22, 2012, the Company sold 312,500 shares of its common stock to a prospective director for $0.40 per share, and received net proceeds of $125,000. The Company relied on the exemptions from registration set forth in Section 4(2) of the Securities Act of 1933 in connection with the offer and sale of the common stock to the proposed director.

Item 16. Exhibits.

3.1	Articles of Incorporation (incorporated by reference from the Current Report on Form 8-K filed on May 11, 2004)

3.2	Amended and Restated Articles of Incorporation (incorporated by reference from the Annual Report on Form 10-K filed on March 30, 2012)

4.1	Form of stock certificate (incorporated by reference from the Quarterly Report on Form 10-QSB filed on August 12, 2004)

4.2	Bylaws (incorporated by reference from the Current Report on Form 8-K on May 11, 2004)

5.1	Opinion of Shutts & Bowen LLP

23.1	Consent of Shutts & Bowen LLP (included in exhibit 5.1)

23.2	Consent of Hacker Johnson & Smith P.A.

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24.1	Powers of Attorney ((included on signature page of the original registration statement filed on February 15, 2012, and incorporated by reference)

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a) and (b) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) that are incorporated by reference in the registration statement.

(2) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4)        To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

2.          The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the

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registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the Ft. Lauderdale, State of Florida, on June 6, 2012.

OPTIMUMBANK HOLDINGS, INC.

By: /s/ Richard L. Browdy

Richard L. Browdy

President and Chief Financial Officer

(Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on June 6, 2012.

Signature	Title

/s/Richard L. Browdy	Director

Richard L. Browdy

*	Director and Chairman of the Board

Moishe Gubin

*	Director and Vice Chairman of the Board

Sam Borek

*	Director

Wendy Mitchler

*	Director

Robert Acri

*	Director

Seth Gillman

* By:	/s/ Richard L. Browdy

Attorney-in-fact

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EXHIBIT INDEX

3.1	Amended and Restated Articles of Incorporation (incorporated by reference from the Annual Report on Form 10-K for the year ended December 31, 2011, filed on March 30, 2012)

4.1	Form of stock certificate (incorporated by reference from the Quarterly Report on Form 10-QSB filed on August 12, 2004)

4.2	Bylaws (incorporated by reference from the Current Report on Form 8-K on May 11, 2004)

5.1	Opinion of Shutts & Bowen LLP

23.1	Consent of Shutts & Bowen LLP (included in exhibit 5.1)

23.2	Consent of Hacker Johnson & Smith PA

24.1	Powers of Attorney (included on signature page of the original registration statement filed on February 15, 2012, and incorporated by reference)

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